UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A

of the Securities Act of 1933

February 18, 2022 (February 15, 2022)

(Date of Report (Date of earliest event reported))

Hiro Systems PBC

(Exact name of registrant as specified in its charter)

Delaware	46-3116269
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

101 W. 23rd St. Ste 224

New York, NY 10011

(Address of principal executive offices)

(212) 634-4254

(Registrant’s telephone number, including area code)

Stacks Tokens

(Title of each class of securities issued pursuant to Regulation A)

Item 3. Material Modification to Rights of Securityholders

Amended and Restated Certificate of Incorporation

On February 15, 2022, Hiro Systems PBC, a Delaware public benefits corporation f/k/a Blockstack Inc. (“Hiro”), filed an Amended and Restated Certificate of Incorporation (the “Certificate”) in connection with the issuance and sale of its Series B Preferred Stock (the “Series B Financing”). Pursuant to the Certificate, the number of shares authorized was increased from (A) 20,558,946 shares, consisting of 16,000,000 shares of common stock, $0.00001 par value per share (“Common Stock”), and 4,558,946 shares of preferred stock, $0.00001 par value per share (“Preferred Stock”), with 2,639,283 shares of Preferred Stock designated as “Series A-1 Preferred Stock,” 440,365 shares of Preferred Stock designated as “Series A-2 Preferred Stock,” 120,238 shares of Preferred Stock designated as “Series A-3 Preferred Stock,” 1,162,059 shares of Preferred Stock designated as “Series A-4 Preferred Stock,” 94,332 shares of Preferred Stock designated as “Series A-5 Preferred Stock,” 83,523 shares of Preferred Stock designated as “Series A-6 Preferred Stock,” and 19,146 shares of Preferred Stock designated as “Series A-7 Preferred Stock,” to (B) 26,498,810 shares, consisting of 20,000,000 shares of Common Stock and 6,498,810 shares of Preferred Stock, with 2,638,835 shares of Preferred Stock designated as “Series A-1 Preferred Stock,” 440,365 shares of Preferred Stock designated as “Series A-2 Preferred Stock,” 120,238 shares of Preferred Stock designated as “Series A-3 Preferred Stock,” 1,162,059 shares of Preferred Stock designated as “Series A-4 Preferred Stock,” 94,332 shares of Preferred Stock designated as “Series A-5 Preferred Stock,” 83,523 shares of Preferred Stock designated as “Series A-6 Preferred Stock,” 19,146 shares of Preferred Stock designated as “Series A-7 Preferred Stock,” and 1,940,312 shares of Preferred Stock newly designated as “Series B Preferred Stock.”

Creation of Series B Preferred Stock

Upon the filing of the Certificate, the Series B Preferred Stock was created. The Series B Preferred Stock ranks senior to all Common Stock and pari passu with all other present classes or series of Preferred Stock and is entitled to dividends at the rate per annum of $1.64921 per share on such shares of Series B Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization as set forth in the Certificate). The right to receive dividends on the Series B Preferred Stock is not cumulative, and no right to dividends accrues to holders of the Series B Preferred Stock by reason of the fact that dividends on said shares are not declared or paid. Dividends will be payable only when, as, and if declared by the Board of Directors of Hiro.

The Series B Preferred Stock carries a liquidation preference of an amount equal to the greater of (i) the sum of (a) $20.61518 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization as set forth in the Certificate), and (b) all declared but unpaid dividends (if any) on such shares of Preferred Stock and (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock immediately prior to the liquidation, dissolution or winding up of Hiro, or such lesser amount as may be approved by the holders of a majority of the outstanding shares of Preferred Stock (voting as a single class and on an as-converted basis).

Upon the occurrence of an Automatic Conversion Event (as defined in the Certificate), all outstanding shares of Series B Preferred Stock, will automatically be converted into shares of Common Stock at the Conversion Rate (as defined in the Certificate) then in effect.

The foregoing description of the Certificate is qualified in its entirety by reference to the full text of the Certificate, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein in its entirety by reference.

Item 8. Certain Unregistered Sales of Equity Securities

Series B Preferred Stock

On February 16, 2022, Hiro consummated the Series B Financing by entering into a Series B Preferred Stock Purchase Agreement (the “Stock Purchase Agreement”) with certain investors on Exhibit A attached thereto (each, an “Investor” and collectively, the “Investors”), pursuant to which the Investors purchased 606,345 shares of Hiro’s newly issued Series B Preferred Stock for an aggregate purchase price of $12,499,911.34, based on a price per share of $20.61518 per share of newly issued Series B Preferred Stock (the “New Shares”).

The issuance of the New Shares is exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act. The New Shares have not been registered under the Securities Act or any other applicable securities laws, and unless so registered, may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act.

The foregoing description of the Stock Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is attached hereto as Exhibit 6.1 and is incorporated herein in its entirety by reference.

Item 9. Other Events

On February 16, 2022, Hiro consummated the Series B Financing by entering into the Stock Purchase Agreement, pursuant to which the Investors purchased 606,345 shares of Hiro’s newly issued Series B Preferred Stock for an aggregate purchase price of $12,499,911.34.

Amended and Restated Investors’ Rights Agreement

In connection with the Series B Financing, Hiro also entered into an Amended and Restated Investors’ Rights Agreement (the “Rights Agreement”) with the Investors on February 16, 2022, amending and restating in its entirety that certain Investors’ Rights Agreement dated as of December 16, 2016, by and among Hiro and the investors listed on Exhibit A to such agreement.

Pursuant to the Rights Agreement, if Hiro grants registration rights to investors in a separate and future equity financing, Hiro will provide pari passu registration rights to the Investors with respect to their Preferred Stock, subject to each such Investor’s execution of any documents granting such rights executed by the investors in such future equity financing. Until such time as Hiro consummates an initial public offering, each Major Investor (as defined in the Rights Agreement) will have the right (i) to review certain annual, quarterly and monthly financial statements and (ii) to inspect Hiro’s books and records and have such other access to access Hiro’s management and information as is necessary for it to comply with applicable laws and regulations and reporting obligations. Hiro also grants each Pro Rata Major Investor (as defined in the Rights Agreement) the right of first refusal to purchase its pro rata share of New Securities (as defined in Rights Agreement) which Hiro may, from time to time, propose to issue and sell.

Amended and Restated Right of First Refusal and Co-Sale Agreement

In connection with the Series B Financing, Hiro also entered into an Amended and Restated Right of First Refusal and Co-Sale Agreement (the “Co-Sale Agreement”) with the Investors and the key holders listed on Exhibit B attached thereto (the “Key Holders”) on February 16, 2022, amending and restating in its entirety that certain Right of First Refusal and Co-Sale Agreement dated as of December 16, 2016, by and among Hiro, the investors listed on Exhibit A to such agreement and the key holders listed on Exhibit B to such agreement.

Pursuant to the Co-Sale Agreement, holders of at least 145,000 shares of Preferred Stock (as may be adjusted from time to time for stock splits, stock dividends, combinations, subdivisions, recapitalizations and the like) have a right of first refusal and co-sale in respect of certain sales of securities by certain of Hiro’s stockholders.

Amended and Restated Voting Agreement

In connection with the Series B Financing, Hiro also entered into an Amended and Restated Voting Agreement (the “Amended and Restated Voting Agreement”) with the Investors and the Key Holders (the Investors and the Key Holders together, the “Voting Parties”) on February 16, 2022, amending and restating in its entirety that certain Voting Agreement dated as of December 16, 2016, by and among Hiro, the investors listed on Exhibit A to such agreement and the key holders listed on Exhibit B to such agreement.

The election of the members of Hiro’s board of directors is governed by the Amended and Restated Voting Agreement. The parties to the Amended and Restated Voting Agreement have agreed, subject to certain conditions, to vote their shares so as to elect as directors: (i) one nominee designated by entities affiliated with USV 2016, L.P. or USV Investors 2016, L.P. (together, “Union Square Ventures”), (ii) two nominees chosen by Key Holders holding a majority of the holders of Common Stock (determined on an as-converted basis) so long as such Key Holders are then providing services to Hiro and (iii) two independent nominees, who are not affiliates of Hiro or any Investor, chosen by Key Holders holding a majority of the Common Stock (determined on an as-converted basis) so long as such Key Holders are then providing services to Hiro and are approved by the holders of Common Stock and Preferred Stock (voting together as a single class).

Also pursuant to the Amended and Restated Voting Agreement, if (i) the Board of Directors of Hiro, (ii) Investors holding a majority of the Common Stock (determined on an as-converted basis) held by all Investors and (iii) the holders of a majority of the Common Stock (excluding shares of Common Stock issued upon conversion of Preferred Stock) held by the Voting Parties, each approve a Change of Control Transaction (as defined in the Amended and Restated Voting Agreement), each of the Voting Parties agrees (i) to vote all shares held by such Voting Party in favor of such Change of Control Transaction and (ii) to sell or exchange all shares of capital stock then held by such Voting Party pursuant to the terms and conditions of such Change of Control Transaction, subject to certain conditions set forth in the Amended and Restated Voting Agreement.

The foregoing descriptions of the Rights Agreement, Co-Sale Agreement and Amended and Restated Voting Agreement are qualified in their entirety by reference to the full text of such agreements, copies of which are attached hereto as Exhibits 6.2, 6.3 and 6.4, respectively, and each of which is incorporated herein in its entirety by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIRO SYSTEMS PBC

By:	/s/ Alex Miller
Name:	Alex Miller
Title:	Chief Executive Officer

Date: February 18, 2022

EXHIBITS

Index to Exhibits

Exhibit No.	Description

2.1	Amended and Restated Certificate of Incorporation of Hiro Systems PBC

6.1*	Series B Preferred Stock Purchase Agreement, dated February 16, 2022, by and among Hiro Systems PBC and the investors named therein

6.2*	Amended and Restated Investors’ Rights Agreement, dated February 16, 2022, by and among Hiro Systems PBC and the investors named therein

6.3*	Amended and Restated Right of First Refusal and Co-Sale Agreement, dated February 16, 2022, by and among Hiro Systems PBC and the investors and key holders named therein

6.4*	Amended and Restated Voting Agreement, dated February 16, 2022, by and among Hiro Systems PBC and the investors and key holders named therein

*

Certain non-material exhibits and schedules to this exhibit have been omitted. The registrant hereby undertakes to furnish supplemental copies of the omitted schedules and exhibits upon request by the SEC.